SECURIT  ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67536

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/09__ AND ENDING __12/31/09__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

North Nassau Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

485 Underhill Blvd., Suite 103

(No. and Street)

Syosset   **NY**   **11791**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Baiata   **(516) 921-8082**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350   **Atlanta**   **Georgia**   **30339**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Frank Baiata**   , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

North Nassau Advisors, LLC   , as

of **December 31**   , **2009**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


_____

Signature

_____

Title


_____
Notary Public

IRA M. BIERMAN
Notary Public, State of New York
No. 02BI6092146
Qualified in Nassau County
Commission Expires 05/12/20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

NORTH NASSAU ADVISORS, LLC
Financial Statements
For the Year Ended
December 31, 2007
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
North Nassau Advisors, LLC

We have audited the accompanying statement of financial condition of North Nassau Advisors, LLC, as of December 31, 2007 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Nassau Advisors, LLC, as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

NORTH NASSAU ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

	2007
Cash and cash equivalents	$ 12,410
Due from broker-dealer	6,355
Accounts receivable	14,826
Prepaid expenses	2,806
Other assets	1,445
Total Assets	**$ 37,842**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 6,259
Total Liabilities	6,259
MEMBER'S EQUITY	31,583
Total Liabilities and Member's Equity	$ 37,842

The accompanying notes are an integral part of these financial statements.

NORTH NASSAU ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

		2007
REVENUES		
Commissions	$	59,247
Advisory fees		49,531
Other income		36,007
Total revenues		144,805
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits		45,104
Commissions		1,800
Communications		5,256
Occupancy		16,638
Regulatory fees		8,650
Other operating expenses		78,754
Total expenses		156,202
NET INCOME (LOSS)	$	(11,397)

The accompanying notes are an integral part of these financial statements.

NORTH NASSAU ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (11,397)
Adjustments to reconcile net income to net cash used in operations:	
Increase in due from broker-dealer	(6,355)
Increase in accounts receivable	(14,826)
Increase in prepaid expenses and other assets	(4,251)
Increase in accounts payable	6,259
NET CASH USED BY OPERATING ACTIVITIES	(30,570)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	80,000
Distributions to member	(39,860)
NET CASH PROVIDED BY FINANCING ACTIVITIES	40,140
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,570
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	2,840
End of year	$ 12,410

The accompanying notes are an integral part of these financial statements.

NORTH NASSAU ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2007

Balance, December 31, 2006	$	2,840
Member contributions		80,000
Distributions to member		(39,860)
Net income (loss)		(11,397)
Balance, December 31, 2007	$	31,583

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> North Nassau Advisors, LLC (the "Company"), a Delaware Limited Liability Company organized in August 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is a registered investment advisor.

The Company operates as a "general securities" broker-dealer primarily brokering variable annuities and insurance but also executing trades for retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to another broker-dealer that utilizes a clearing agent on a fully disclosed basis. The Company's customers are located throughout the United States.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

<u>Income Taxes:</u> The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Securities Transactions:</u> Customer's securities transactions are reported on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than trade-date basis is not material.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2007, the Company had net capital of $16,781, which was $11,781 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .37 to 1.0.

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D — RECEIVABLE FROM BROKER-DEALER

The amount receivable from a broker-dealer is an investment in money market assets.

NOTE E — LEASE AGREEMENT

The Company leases its office premises under a lease which expires February 2012. The lease commitment under the premises lease as of December 31, 2007 is approximately the following:

2008	$ 20,000
2009	20,000
2010	20,000
2011	20,000
2012	3,000
	$ 83,000

For the year ended December 31, 2007, rent expense amounted to $16,638.

NOTE H — LITIGATION

The Company is subject to arbitration and litigation in the normal course of business. There is no litigation in progress at December 31, 2007.

SUPPLEMENTAL INFORMATION

NORTH NASSAU ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2007

NET CAPITAL:

Total members' equity	$ 31,583
Less nonallowable assets:	
Prepaid expenses	(2,806)
Other assets	(1,445)
Accounts receivable	(10,424)
	(14,675)
Net capital before haircuts	16,908
Less haircuts	(127)
Net capital	16,781
Minimum net capital required	5,000
Excess net capital	$ 11,781
Aggregate indebtedness	$ 6,259
Net capital based on aggregate indebtedness	$ 782
Ratio of aggregate indebtedness to net capital	.37 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007

There is no significant difference between net capital reported in Part IIA of Form X-17a-5 and
net capital as shown above.

NORTH NASSAU ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
North Nassau Advisors, LLC

In planning and performing our audit of the financial statements of North Nassau Advisors, LLC, for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by North Nassau Advisors, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 27, 2008
Atlanta, Georgia

/Rubio CPA, PC

RUBIO CPA, PC